Merger Agreement With Peach State Bancshares, Inc.

April 21, 2026






Important Information for Stockholders and Investors

This presentation relates to a proposed merger of United Community Banks, Inc. ("United" or "UCB") and Peach State Bancshares, Inc. ("Peach State" or "Peach"). In connection with the proposed merger, United intends to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a proxy statement of Peach State to be sent to Peach State's stockholders seeking their approval of the merger. The registration statement also will contain the prospectus of United to register the shares of United common stock to be issued in connection with the merger. A definitive proxy statement/prospectus will also be provided to Peach State's stockholders as required by applicable law. INVESTORS AND STOCKHOLDERS OF PEACH STATE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT, WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED OR PEACH STATE WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, PEACH STATE AND THE PROPOSED TRANSACTION.

The registration statement and other documents filed with the SEC may be obtained for free at the SEC's website (www.sec.gov). You will also be able to obtain these documents free of charge, from United at the "Investor Relations" section of United's website at www.ucbi.com or from Peach State at Peach State's website at www.peachstate.bank. Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc., P.O. Box 398, Blairsville, GA 30514, Attn: Jefferson Harralson, Telephone: (864) 240-2608, or Peach State Bancshares, Inc., 121 E E Butler Parkway, Gainesville, GA 30501, Attn: Ron Quinn, Telephone: (770) 531-2767.

PARTICIPANTS IN THE TRANSACTION

Under the rules of the SEC, United and Peach State, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Peach State's stockholders in favor of the approval of the proposed merger. Information about the directors and executive officers of United and their ownership of United capital stock can be found in United's definitive proxy statement in connection with its 2026 annual meeting of shareholders, as filed with the SEC on April 1, 2026, and other documents subsequently filed by United with the SEC. Information about the directors and executive officers of Peach State and their ownership of Peach State capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of such document may be obtained as described above.

Cautionary Statement About Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the expected accretive value of the Merger to United's earnings and the expected timing of the closing of the Merger. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or may take longer than anticipated to be realized, (2) disruption from the merger of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to a delay in closing the merger or the termination of the merger agreement, (4) the failure to obtain the necessary approval by the stockholders of Peach State, (5) the possibility that the costs, fees, expenses and charges related to the merger may be greater than anticipated, (6) the ability of United to obtain required governmental approvals of the merger on the anticipated timeframe and without the imposition of adverse conditions, (7) reputational risk and the reaction of companies' customers, suppliers, employees or other business partners to the merger, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger, (9) the risks relating to the integration of Peach State's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (10) the risk of potential litigation or regulatory action related to the merger, (11) the risks associated with United's pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) the dilution caused by United's issuance of additional shares of its common stock in the merger, and (14) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this communication can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, and other documents subsequently filed by United with the SEC.

Many of these factors are beyond United's and Peach State's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, stockholders and investors should not place any undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and neither United nor Peach State undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United or Peach State to predict their occurrence or how they will affect United or Peach State.

United and Peach State qualify all forward-looking statements by these cautionary statements.

Strengthening Our Position as the Premier Southeastern Banking Franchise Operating in Attractive Growth Markets

Expands Share in Gainesville, Georgia MSA

- Takes UCB to the leading deposit share in the Gainesville, Georgia MSA, up from number three
- Increases UCB's Gainesville deposit base to $1.6 billion, from $864.1 million, an 81.3% increase[1]
  - The Gainesville MSA, with its 227,000 population, enjoyed 11.9% growth from 2020 – 2026 compared to 5.6% for Georgia and 3.5% nationwide
  - Gainesville is Georgia's second fastest growing MSA and sits ~55 miles northeast of Atlanta. It serves as a regional medical hub, has seen strong manufacturing growth, and draws significant visitor traffic from its close proximity to Lake Lanier

Financially Compelling

- EPS accretion in 2027 of ~3%, or $0.09
  - EPS accretion in 2027 of ~4%, or $0.12, assuming that UCB repurchases shares in an amount sufficient to offset the dilution from the shares issued in this transaction[2]
- Internal Rate of Return of >25%
- Low loan / deposit ratio of 73%; more than 95% ($668 million) of total deposits are core deposits[3]
- Enhances both the efficiency ratio and ROTCE
- Manageable tangible book dilution and earn back period consistent with UCB's articulated M&A strategy

Consistent with Our M&A Strategy

- Transaction consistent with United's strategy of acquiring high-quality, franchise-enhancing companies in growth markets
- Great cultural fit – deep commitment to service and strong presence in their communities



Pro Forma UCB Gainesville MSA Presence

6 Branches

$1.6B deposits[1]

United Community Banks, Inc. (200)
Peach State Bancshares, Inc. (2)

(1) As of December 31, 2025
(2) Assumes UCB repurchases shares on the open market, pursuant to its existing share repurchase program, in an amount sufficient to offset the dilution from the shares issued in this transaction
(3) Core deposits defined as total deposits less time deposits greater than $100,000
Note: UCB Branch count includes ten loan production offices
Source: S&P Capital IQ Pro; Greater Hall Chamber of Commerce



Transaction Highlights

Consideration
- Cash / stock election subject to 50% stock and 50% cash in the aggregate
  - Each share exchanged for stock to receive 0.8978 shares of United common stock
  - Each share exchanged for cash to receive $31.75
- Options to be cashed out at closing
- Implied aggregate transaction value of $100.8 million
- Anticipate issuing 1.3 million shares of UCB stock to Peach State common shareholders

Implied Transaction Metrics and Pro Forma Ownership
- Price-to-Tangible Book Value: 194%
- Price-to-2027E Earnings: 9.16x
- Price-to-2027E Earnings plus Cost Savings: 5.97x
- Peach State Pro Forma Ownership: 1.1%

Estimated Cost Savings
- 40% of estimated FY2026 non-interest expense, or approximately $7.1 million

Transaction Expenses
- $11.2 million of pre-tax, one-time expenses (11.1% of transaction value)

Key Purchase Accounting and Transaction Adjustments
- Total gross marks on loans of $14.6 million, or 2.87% of gross loans, including:
  - Interest rate mark of $8.3 million;
  - Gross credit mark of $6.3 million
- Fixed asset write-up of $4.0 million, amortized straight-line over 30 years
- Time deposit write-down of $0.2 million, amortized over 1 year
- Anticipated core deposit intangible established of $10.8 million, or 1.50% of core deposits

Projected Financial Impact
- EPS accretion in 2027 of ~3%, or $0.09
  - EPS accretion in 2027 of ~4%, or $0.12, assuming UCB repurchases shares on the open market, pursuant to its existing share repurchase program, in an amount sufficient to offset the dilution from the shares issued in this transaction
- Pro Forma TCE ratio of ~10% and Common Equity Tier 1 ("CET1") Capital Ratio of ~13% at close

Expected Closing
- Q3 2026, subject to customary closing conditions including regulatory approval and Peach State shareholder approval

Note: Aggregate transaction value based on UCB's closing price of $34.15 as of April 17, 2026; Assumes 3,000,542 Peach State shares outstanding and assumes 345,750 outstanding options with a $10.93 weighted average strike price; Transaction multiples and deal metrics based on December 31, 2025 financial data

